UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
NOVEMBER 6, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Avianca Holdings S.A.

File No. 333-191258 - CF#29954

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     Avianca Holdings S.A. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 registration statement filed on September 19, 2013, as amended.

     Based on representations by Avianca Holdings S.A. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.5	through July 30, 2023
Exhibit 10.5.1	through July 30, 2023
Exhibit 10.5.2	through July 30, 2023
Exhibit 10.5.3	through July 30, 2023
Exhibit 10.5.4	through July 30, 2023
Exhibit 10.5.5	through July 30, 2023
Exhibit 10.5.6	through July 30, 2023
Exhibit 10.5.7	through July 30, 2023
Exhibit 10.5.8	through July 30, 2023
Exhibit 10.5.9	through July 30, 2023
Exhibit 10.5.10	through July 30, 2023
Exhibit 10.5.11	through July 30, 2023
Exhibit 10.5.12	through July 30, 2023
Exhibit 10.5.13	through July 30, 2023
Exhibit 10.5.14	through July 30, 2023
Exhibit 10.5.15	through July 30, 2023
Exhibit 10.5.16	through July 30, 2023
Exhibit 10.5.17	through July 30, 2023
Exhibit 10.5.18	through July 30, 2023
Exhibit 10.5.19	through July 30, 2023
Exhibit 10.5.20	through July 30, 2023
Exhibit 10.5.21	through July 30, 2023

Exhibit 10.5.22	through July 30, 2023
Exhibit 10.5.23	through July 30, 2023
Exhibit 10.5.24	through July 30, 2023
Exhibit 10.5.25	through July 30, 2023
Exhibit 10.5.26	through July 30, 2023
Exhibit 10.5.27	through July 30, 2023
Exhibit 10.6	through July 30, 2023
Exhibit 10.6.1	through July 30, 2023
Exhibit 10.6.2	through July 30, 2023
Exhibit 10.6.3	through July 30, 2023
Exhibit 10.6.4	through July 30, 2023
Exhibit 10.6.5	through July 30, 2023
Exhibit 10.6.6	through July 30, 2023
Exhibit 10.6.7	through July 30, 2023
Exhibit 10.6.8	through July 30, 2023
Exhibit 10.6.9	through July 30, 2023
Exhibit 10.6.10	through July 30, 2023
Exhibit 10.6.11	through July 30, 2023
Exhibit 10.6.12	through July 30, 2023
Exhibit 10.6.13	through July 30, 2023
Exhibit 10.7	through July 30, 2023
Exhibit 10.7.1	through July 30, 2023
Exhibit 10.8	through July 30, 2023
Exhibit 10.8.1	through July 30, 2023
Exhibit 10.8.2	through July 30, 2023
Exhibit 10.8.3	through July 30, 2023
Exhibit 10.9	through July 30, 2023
Exhibit 10.9.1	through July 30, 2023
Exhibit 10.9.2	through July 30, 2023
Exhibit 10.9.3	through July 30, 2023
Exhibit 10.9.4	through July 30, 2023
Exhibit 10.10	through July 30, 2023
Exhibit 10.11	through July 30, 2023
Exhibit 10.11.1	through July 30, 2023
Exhibit 10.11.2	through July 30, 2023
Exhibit 10.11.3	through July 30, 2023
Exhibit 10.11.4	through July 30, 2023
Exhibit 10.12	through July 30, 2023
Exhibit 10.13	through July 30, 2023
Exhibit 10.13.1	through July 30, 2023
Exhibit 10.14	through July 30, 2023
Exhibit 10.15	through July 30, 2023
Exhibit 10.16	through July 30, 2023
Exhibit 10.17	through July 30, 2023
Exhibit 10.18	through July 30, 2023
Exhibit 10.19	through July 30, 2023

Exhibit 10.19.1   through July 30, 2023
Exhibit 10.19.2   through July 30, 2023
Exhibit 10.20   through July 30, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary